FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For August 3, 2016

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated August 3, 2016 – Recommended cash acquisition of Arm Holdings plc by SoftBank Group Corp. to be effected by means of a scheme of arrangement under Part 26 of the Companies Act 2006 – Publication of the Scheme Document

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2016

ARM HOLDINGS PLC.

By:	/s/ Chris Kennedy
Name:	Chris Kennedy
Title:	Chief Financial Officer

Item 1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

3 August 2016

RECOMMENDED ACQUISITION

of

ARM Holdings plc

by

SoftBank Group Corp.

to be effected by means of a Scheme of Arrangement under
Part 26 of the Companies Act 2006

PUBLICATION OF THE SCHEME DOCUMENT

On 18 July 2016, the boards of ARM Holdings plc ("ARM") and SoftBank Group Corp. ("SoftBank") announced that they had reached agreement on the terms of a recommended cash offer by SoftBank for the entire issued and to be issued ordinary share capital of ARM (the "Acquisition”) to be effected by means of a scheme of arrangement under Part 26 of the Companies Act 2006 (the “Scheme”).

Publication of the Scheme Document

ARM is pleased to announce that a circular in relation to the Scheme (the "Scheme Document"), setting out, among other things, a letter from the Chairman of ARM, the full terms and conditions of the Scheme, a statutory explanatory statement, an expected timetable of principal events, notices of the Court Meeting and General Meeting and details of the action to be taken by ARM Shareholders and ARM ADS Holders, has been published today on the ARM website at www.arm.com.

Hard copies of the Forms of Proxy for the Court Meeting and the General Meeting are being posted to ARM Shareholders. A hard copy of the Scheme Document, or a letter or email giving details of the ARM website (www.arm.com) where the Scheme Document may be accessed is also being sent, depending on the ARM Shareholders’ communication preferences.

A letter notifying ARM ADS Holders of the publication of the Scheme Document on ARM’s website is being posted to ARM ADS Holders by the Depositary, together with an ADS Voting Card.

Capitalised terms in this announcement (the "Announcement"), unless otherwise defined, have the same meanings as set out in the Scheme Document. All references to times in this Announcement are to London times unless otherwise stated.

Action required

As further detailed in the Scheme Document, in order to become effective, the Scheme will require, among other things, that the requisite majority of eligible ARM Shareholders: (i) vote in favour of the Scheme at the Court Meeting and (ii) pass the Special Resolution at the General Meeting. The Scheme is also subject to the satisfaction or waiver of the Conditions and further terms that are set out in the Scheme Document.

Notices convening the Court Meeting and the General Meeting at 10.00 a.m. (London time) on 30 August 2016 and 10.15 a.m. (London time) (or immediately after the conclusion or adjournment of the Court Meeting) on 30 August 2016, respectively, to be held at the offices of Slaughter and May, One Bunhill Row, London, EC1Y 8YY, are set out in the Scheme Document.

The ARM Board, which has been so advised by Goldman Sachs International and Lazard & Co., Limited as to the financial terms of the Acquisition, considers the terms of the Acquisition to be fair and reasonable. In providing their advice to the ARM Board, Goldman Sachs International and Lazard & Co., Limited have taken into account the commercial assessments of the ARM Board. Lazard & Co., Limited is providing independent financial advice to the ARM Board for the purposes of Rule 3 of the Code.

The ARM Board believes that the terms of the Acquisition are in the best interests of the ARM Shareholders taken as a whole and unanimously recommends that ARM Shareholders and ARM ADS Holders vote or procure votes in favour of the Scheme at the Court Meeting and the Special Resolution relating to the Acquisition to be proposed at the General Meeting, as the ARM Directors who hold ARM Shares have irrevocably undertaken to do in respect of their own ARM Shares (amounting, in aggregate, to 1,976,897 ARM Shares).

It is important that, for the Court Meeting in particular, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of opinion of the ARM Shareholders. ARM Shareholders are therefore strongly advised to complete, sign and return their blue Form of Proxy or appoint a proxy online or through the CREST electronic proxy appointment service or, if applicable, complete, sign and return their ADS Voting Card, for the Court Meeting as soon as possible.

ARM Shareholders and ARM ADS Holders should carefully read the Scheme Document in its entirety before making a decision with respect to the Scheme.

Timetable

The Scheme Document contains an expected timetable of principal events relating to the Scheme, which is also set out in the Appendix to this Announcement. Subject to the approval of ARM Shareholders and the Court, and to the satisfaction of the other Conditions, the Scheme is expected to become effective on 5 September 2016.

Information for ARM Shareholders and ARM ADS Holders

Copies of this Announcement and the Scheme Document will be available (subject to certain restrictions relating to persons in certain overseas jurisdictions) on ARM's website at www.arm.com and on SoftBank's website at www.softbank.jp/corp/d/sbg_press_en/list by no later than 12 noon (London time) on the Business Day following this Announcement up to and including the Effective Date.

A copy of the Scheme Document will shortly be submitted to the National Storage Mechanism and will be available for inspection at www.morningstar.co.uk/uk/NSM. The Scheme Document has also been furnished to the SEC on Form 6-K and is available on the SEC’s website at www.sec.gov.

If you have any questions in relation to this Announcement, the Scheme Document, the Meetings, or the completion and return of the Forms of Proxy, please telephone Equiniti between 9.00 a.m. and 5.30 p.m. (London time) Monday to Friday (except UK public holidays) on freephone 0800 085 4975 from within the UK or +44 121 415 0978 if calling from outside the UK. Calls to +44 121 415 0978 will be charged at national or international rates as the case may be. Different charges may apply to calls from mobile telephones. Please note that calls may be recorded or monitored.

The helpline for registered ARM ADS Holders is available between 8.00 a.m. and 8.00 p.m. (New York time) on +1 888 269 2377 from within the US or +1 201 680 6825 if calling from outside the US.

Neither the ARM Shareholder helpline nor the registered ARM ADS Holder helpline can provide advice on the merits of the Acquisition nor give any financial, legal or tax advice.

Enquiries:

ARM Holdings plc	+44 (0) 12 2340 0400
Chris Kennedy, Chief Financial Officer
Ian Thornton, Head of Investor Relations

Goldman Sachs International (Lead Financial Adviser to ARM)	+44 (0) 20 7774 1000
Anthony Gutman
Tammy Kiely
Nicholas van den Arend
Nick Harper

Lazard & Co., Limited (Lead Financial Adviser to ARM)	+44 (0) 20 7187 2000
William Rucker
Cyrus Kapadia
Michael Murray

UBS (Financial Adviser and Joint Corporate Broker to ARM)	+44 (0) 20 7568 0000
Jonathan Rowley
David Roberts
Sandip Dhillon

Barclays (Joint Corporate Broker to ARM)	+44 (0) 20 7623 2323
Phil Shelley

Brunswick (PR Adviser to ARM)	+44 (0) 20 7404 5959
Sarah West
Jonathan Glass
Richard Jacques

SoftBank Group Corp.	+81 3 6889 2300
Alok Sama	+44 (0) 20 7887 4535
Alex Clavel
Matthew Nicholson

The Raine Group (Financial Adviser to SoftBank)	+1 212 603 5500
Jeffrey Sine
Jason Schretter

Robey Warshaw LLP (Financial Adviser to SoftBank)	+44 (0) 20 7317 3900
Simon Robey
Simon Warshaw
Philip Apostolides

Mizuho Securities Co., Ltd. (Financial Adviser to SoftBank)	+81 3 5208 3210
Hiroshi Saito
Kentaro Matsui

Finsbury (PR Adviser to SoftBank)	+44 (0) 20 7251 3801
Rollo Head
Andy Parnis

Sard Verbinnen & Co. (PR Adviser to SoftBank)
Paul Kranhold	+1 212 687 8080
Jim Barron

Important notices

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the FCA and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for ARM and no one else in connection with the Acquisition and will not be responsible to anyone other than ARM for providing the protections afforded to clients of Goldman Sachs International, or for providing advice in connection with the Acquisition or in relation to the contents of this Announcement or any other matter referred to herein.

Lazard & Co., Limited, which is authorised and regulated by the FCA in the United Kingdom, is acting exclusively for ARM and for no one else in connection with the Acquisition and will not be responsible to anyone other than ARM for providing the protections afforded to its clients or for providing advice in connection with the Acquisition or in relation to the contents of this Announcement or any other matter referred to herein. Neither Lazard & Co., Limited nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard & Co., Limited in connection with the Acquisition or in relation to the contents of this Announcement or any other matter referred to herein.

UBS Limited, which is authorised by the Prudential Regulation Authority and regulated by the FCA and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for ARM and no one else in connection with the matters referred to in this Announcement. In connection with such matters, UBS Limited, its affiliates, and its or their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this Announcement or any other matter referred to herein.

Barclays, which is authorised by the Prudential Regulation Authority and regulated in the United Kingdom by the FCA and the Prudential Regulation Authority, is acting exclusively for ARM and no one else in connection with the matters referred to in this Announcement and will not be responsible to anyone other than ARM for providing the protections afforded to clients of Barclays nor for providing advice in relation to the matters referred to in this Announcement.

The Raine Group is acting as financial adviser exclusively for SoftBank and no one else in connection with the Acquisition and will not regard any other person as its client in relation to the Acquisition and will not be responsible to anyone other than SoftBank for providing the protections afforded to clients of The Raine Group, nor for providing advice in relation to the Acquisition or in relation to the contents of this Announcement or any other matter referred to herein.

Robey Warshaw LLP, which is authorised and regulated in the United Kingdom by the FCA, is acting as financial adviser exclusively for SoftBank and no one else in connection with the Acquisition and will not regard any other person as its client in relation to the Acquisition and will not be responsible to anyone other than SoftBank for providing the protections afforded to clients of Robey Warshaw LLP, nor for providing advice in relation to the Acquisition or in relation to the contents of this Announcement or any other matter referred to herein.

Mizuho Securities Co., Ltd. is acting as financial adviser exclusively for SoftBank and no one else in connection with the Acquisition and will not regard any other person as its client in relation to the Acquisition and will not be responsible to anyone other than SoftBank for providing the protections afforded to clients of Mizuho Securities Co., Ltd., nor for providing advice in relation to the Acquisition or in relation to the contents of this Announcement or any other matter referred to herein.

Further information

This Announcement is for information purposes only and is not intended to, and does not, constitute or form part of any offer or invitation, or the solicitation of an offer, to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise. The Acquisition will be implemented solely pursuant to the terms of the Scheme Document, which will contain the full terms and conditions of the Acquisition, including details of how to vote in respect of the Acquisition. Any decision in respect of, or other response to, the Acquisition should be made only on the basis of the information contained in the Scheme Document.

This Announcement does not constitute a prospectus or prospectus equivalent document.

Overseas jurisdictions

The release, publication or distribution of this Announcement in or into or from jurisdictions other than the UK may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about, and observe, any applicable legal or regulatory requirements. In particular, the ability of persons who are not resident in the United Kingdom to vote their ARM Shares or ARM ADSs with respect to the Scheme at the Court Meeting or General Meeting, or to appoint another person as proxy to vote at the Court Meeting or General Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person. This Announcement has been prepared for the purpose of complying with English law and the Code and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws of jurisdictions outside of England.

Copies of this Announcement and formal documentation relating to the Acquisition will not be, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction or any jurisdiction where to do so would violate the laws of that jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of the Acquisition. If the Acquisition is implemented by way of Takeover Offer (unless otherwise permitted by applicable law or regulation), the Takeover Offer may not be made, directly or indirectly, in or into or from within any Restricted Jurisdiction.

Further details in relation to Overseas Shareholders are contained in the Scheme Document.

The Acquisition relates to the shares of an English company that is a "foreign private issuer" as defined in Rule 3b-4 under the US Securities Exchange Act of 1934, as amended, and is proposed to be effected by means of a scheme of arrangement under English law. Neither the US proxy solicitation rules nor (unless implemented by means of an offer) the tender offer rules under the US Securities Exchange Act of 1934, as amended, will apply to the Acquisition. Accordingly, the Scheme will be subject to the disclosure requirements and practices applicable to the United Kingdom to schemes of arrangement, which differ from the disclosure requirements of the US proxy solicitation rules and tender offer rules. Neither the SEC, nor any securities commission of any state of the United States, has approved the Acquisition, passed upon the fairness of the Acquisition or passed upon the adequacy or accuracy of this Announcement. Any representation to the contrary is a criminal offence in the United States. Financial information relating to ARM included in this Announcement and the Scheme Document has been or will have been prepared in accordance with accounting standards applicable in the United Kingdom that may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

The receipt of cash pursuant to the Acquisition by a US beneficial owner of ARM Shares or ARM ADSs as consideration for the transfer of its Scheme Shares pursuant to the Scheme will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under other applicable tax laws, including any applicable United States state and local, as well as non-US, tax laws. Each ARM Shareholder and holder of ARM ADSs is urged to consult his independent professional adviser immediately regarding the tax consequences of the Acquisition applicable to him.

If the Acquisition is implemented by way of a Takeover Offer and SoftBank determines to extend such offer into the United States, the offer will be made in compliance with applicable UK and US securities laws and regulations, including the US tender offer rules.

ARM Shareholders and ARM ADS Holders are urged to read any documents relating to the Acquisition filed, furnished or to be filed or furnished with the SEC because they will contain important information regarding the Acquisition. Such documents will be available free of charge at the SEC’s website at www.sec.gov and from ARM at www.arm.com.

In accordance with normal UK practice, SoftBank or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, ARM Shares outside of the US, other than pursuant to the Acquisition, until the date on which the Acquisition and/or Scheme becomes Effective, lapses or is otherwise withdrawn. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service and will be available on the London Stock Exchange website at www.londonstockexchange.com.

Forward looking statements

This Announcement (including information incorporated by reference in this Announcement), oral statements made regarding the Acquisition, and other information published by SoftBank and ARM contain statements which are, or may be deemed to be, “forward looking statements”. Such forward looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and on numerous assumptions regarding the business strategies and the environment in which the SoftBank Group or the Enlarged Group will operate in the future and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by those statements. The forward looking statements contained in this Announcement relate to the SoftBank Group’s or the Enlarged Group’s future prospects, developments and business strategies, the expected timing and scope of the Acquisition and other statements other than historical facts. In some cases, these forward looking statements can be identified by the use of forward looking terminology, including the terms “believes”, “estimates”, “plans”, “prepares”, “anticipates”, “expects”, “is expected to”, “is subject to”, “budget”, “scheduled”, “forecasts”, “intends”, “may”, “will” or “should” or their negatives or other variations or comparable terminology. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. If any one or more of these risks or uncertainties materialises or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward looking statements should therefore be construed in the light of such factors. Neither SoftBank nor ARM, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this Announcement will actually occur. Given these risks and uncertainties, potential investors should not place any reliance on forward looking statements.

The forward looking statements speak only at the date of this Announcement. SoftBank and ARM expressly disclaim any obligation to update such statements other than as required by law or by the rules of any competent regulatory authority, whether as a result of new information, future events or otherwise.

No profit forecast or estimates

No statement in this Announcement is intended as a profit forecast, profit estimate or quantified financial benefits statement and no statement in this Announcement should be interpreted to mean that earnings per ARM Share or SoftBank share for the current or future financial years would necessarily match or exceed the respective historical published earnings per ARM Share or SoftBank share or to mean that the Enlarged Group’s earnings in the first 12 months following the Acquisition, or in any subsequent period, would necessarily match or be greater than those of SoftBank or ARM for the relevant preceding financial period or any other period.

Dealing and Opening Position Disclosure Requirements of the City Code

Under Rule 8.3(a) of the Code, any person who is interested in 1 per cent. or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of; (i) the offeree company; and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) of the Code applies must be made by no later than 3.30 p.m. (London time) on the 10th Business Day following the commencement of the offer period and, if appropriate, by no later than 3.30 p.m. (London time) on the 10th Business Day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1 per cent. or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of: (i) the offeree company; and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8 of the Code. A Dealing Disclosure by a person to whom Rule 8.3(b) of the Code applies must be made by no later than 3.30 p.m. (London time) on the Business Day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3 of the Code.

Opening Position Disclosures must also be made by the offeree company and by an offeror and Dealing Disclosures must also be made by the offeree company, by an offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4 of the Code).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Panel’s website at www.thetakeoverpanel.org.uk including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0) 20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Publication on website

In accordance with Rule 26.1 of the Code, a copy of this Announcement will be published and made available, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, on SoftBank’s website at www.softbank.jp/corp/d/sbg_press_en and ARM’s website at www.arm.com by no later than 12 noon on the Business Day following this Announcement. For the avoidance of doubt, the contents of those websites are not incorporated by reference into, and do not form part of, this Announcement.

ARM Shareholders and ARM ADS Holders may request a hard copy of this Announcement by contacting Equiniti at Aspect House, Spencer Road, Lancing BN99 6DA, or between 9.00 a.m. and 5.30 p.m. (London time) Monday to Friday (except UK public holidays) on freephone 0800 085 4975 or +44 121 415 0978. Calls to +44 121 415 0978 will be charged at national or international rates as the case may be. Please note that calls may be monitored or recorded and the Shareholder Helpline cannot provide financial, legal or tax advice or advice on the merits of the Acquisition. You may also request that all future documents, announcements and information to be sent to you in relation to the Acquisition should be in hard copy form.

APPENDIX

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

All times shown are London times unless otherwise stated. All dates and times are based on ARM’s and SoftBank’s current expectations and are subject to change. If any of the dates and/or times in this expected timetable change, the revised dates and/or times will be notified to ARM Shareholders and ARM ADS Holders by announcement through a Regulatory Information Service, which it will furnish to the SEC on Form 6-K.

Event	Expected time/date

ADS voting record time	5.00 p.m. (New York time) on 19 July 2016

Latest time for receipt of ADS Voting Cards (for the Court Meeting and the General Meeting)	5.00 p.m. (New York time) on 22 August 2016(1)

Latest time for receipt of Forms of Proxy for: Court Meeting (blue form) General Meeting (yellow form)	10.00 a.m. on 25 August 2016(1) 10.15 a.m. on 25 August 2016(1)

Voting Record Time	6.30 p.m. on 25 August 2016(2)

Court Meeting	10.00 a.m. on 30 August 2016

General Meeting	10.15 a.m. on 30 August 2016(3)

The following dates are indicative only and subject to change; please see note (4) below

Court Hearing	1 September 2016

Last day of dealings in and for the registration of transfers of ARM Shares and ARM ADSs	2 September 2016

Suspension of dealings in and disablement in CREST of ARM Shares	6.00 p.m. on 2 September 2016

Record date (for ARM Shareholders) for the Dividend(5)	6.00 p.m. on 2 September 2016

Scheme Record Time	6.00 p.m. on 2 September 2016

Suspension of trading in ADSs	4.00 p.m. (New York time) on 2 September 2016

Record date (for ARM ADS Holders) for the ADS Dividend(6) Effective Date of the Scheme	5.00 p.m. (New York time) on 2 September 2016 5 September 2016

Cancellation of listing of ARM Shares	8.00 a.m. on 6 September 2016

Cancellation of listing of ARM ADSs	12 September 2016

Payment date for the Dividend Latest date for dispatch of cheques/settlement through CREST	Within 7 Business Days of the Effective Date(7) Within 14 days of the Effective Date

Payment to ARM ADS Holders by the Depositary	Following receipt of funds by the Depositary pursuant to the above step

Latest date by which Scheme must be implemented	17 November 2016(8)

Notes:

(1)	The blue Form of Proxy for the Court Meeting, if not received by Equiniti by the time stated above, may be handed to a representative of Equiniti, on behalf of the Chairman of the Court Meeting, or to the Chairman of the Court Meeting, before the start of that Meeting. However, in order to be valid, the yellow Form of Proxy must be received by Equiniti no later than 10.15 a.m. (London time) on 25 August 2016 (or, if the General Meeting is adjourned, 48 hours (excluding non-working days) before the time fixed for the adjourned Meeting). In order to validly appoint the Depositary or its nominee as the ARM ADS Holder’s proxy for the Meetings, the ADS Voting Card must be received by the Depositary by 5.00 p.m. (New York time) on 22 August 2016 for each Meeting or if either Meeting is adjourned, such later date as may be notified by the Depositary, having consulted with ARM.

(2)	If either the Court Meeting or the General Meeting is adjourned, the Voting Record Time for the relevant adjourned Meeting will be 6.30 p.m. on the date which is two days (excluding non-working days) before the date set for such adjourned Meeting and the ADS voting record time for the relevant adjourned Meeting will be such later date as may be notified by the Depositary, having consulted with ARM.

(3)	To commence at 10.15 a.m. or as soon thereafter as the Court Meeting shall have concluded or adjourned.

(4)	These times and dates are indicative only and will depend on, among other things, the dates upon which (i) the Conditions are satisfied or (where applicable) waived, (ii) the Court sanctions the Scheme, and (iii) the Court Order sanctioning the Scheme is delivered to the Registrar of Companies. If the expected dates of the Court Hearing is changed, ARM will give adequate notice of the changes by issuing an announcement through a Regulatory Information Service and will furnish such announcement to the SEC on Form 6-K.

(5)	Refer to paragraph 2 of Part I of the Scheme Document for more detail regarding the relevant Dividend record date.

(6)	Refer to Part VII of the Scheme Document for more detail regarding the relevant Dividend record date.

(7)	The Rule 2.7 Announcement stated that the Dividend would be paid on “10 October 2016 or, if earlier, the Effective Date”. For administrative reasons, this has been revised so that the Dividend will be paid on the earlier in time to occur of (i) a date that is no more than seven Business Days after the Effective Date and (ii) 10 October 2016.

(8)	The latest date by which the Scheme must be implemented may be extended by agreement between ARM and SoftBank with the prior consent of the Panel and (if required) the approval of the Court.